OMV Aktiengesellschaft



OMV Investor News

April 26, 2010

OMV Group extends long-term refinancing programme

- **OMV Group refinances EUR 1.5 bn syndicated revolving credit facility**
- **Latest step in a group-wide funding enhancement programme**
- **Average debt maturity extended to 3.7 years**

OMV Group, the leading energy Group in Central and Southeastern Europe, announces the refinancing of a EUR 1.5 bn syndicated revolving credit facility. This marks the latest step in a process of enhancing the funding profile of the Group initiated in September 2008 with the first time publication of credit ratings assigned by Moody's (A3) and Fitch (A-).

OMV Group has signed a EUR 1.5 bn syndicated multi-currency credit facility with a five-year maturity. This facility replaces the existing facility expiring 2011 and will be used for general corporate purposes. The transaction was arranged by Bank of America/Merrill Lynch, Barclays Capital, BNP Paribas, Credit Agricole, Deutsche Bank, Erste Group, J.P. Morgan, Raiffeisen Zentralbank, Société Générale and Unicredit Bank Austria as Mandated Lead Arrangers and Bookrunners. The bank syndicate comprises a total of 16 domestic and international lenders. The margin is set at 75 bps p.a. over EURIBOR.

David Davies, CFO of OMV commented: "The signing of this facility extends a refinancing programme during which OMV Group has established itself as a borrower in the Eurobond market significantly broadening its investor base. We have substantially reduced the Group's reliance on bank debt and now have a balanced portfolio of bank debt and funds sourced from the capital markets." By the end of 2009 the average maturity of the Group's debt could be extended to 3.7 years and unused committed credit facilities amounting to EUR 2,850 mn were available to OMV Group.

The following milestones have led to the current comfortable funding profile:

- October 2008: Petrom enters into a 3 year EUR 375 mn revolving credit facility with five relationship banks.
- January 2009: The OMV Group taps the German loan note market in the amount of EUR 555 mn with maturities until 2014 and 2016.

- March 2009: Establishment of a EUR 3 bn Euro Medium Term Note (EMTN) Programme. The EMTN programme is a funding programme, which allows the OMV Group to issue debt in the Euromarkets on a flexible basis. Each issue is a drawdown from the EMTN programme.
- March 2009: Petrom secures a EUR 300 mn, six year loan from the European Bank for Reconstruction and Development (EBRD) to support the environmental and energy efficiency investments of the company.
- April 2009: The OMV Group issues its inaugural Eurobond out of the EMTN programme with a maturity of five years. The initial EUR 750 mn bond is later increased to EUR 1 bn via a tap issue.
- May 2009: The European Investment Bank (EIB) and the EBRD extend to Petrom a EUR 400 mn loan with a maturity of 12 years for the construction of a gas-fired power plant.
- June 2009: The OMV Group issues a bond out of the EMTN programme in the amount of EUR 250 mn with a maturity until 2016.
- December 2009: Petrom secures an additional EUR 500 mn revolving credit facility with a maturity of three years provided by a group of national and international banks. At the same time OMV Petrom extends the maturity of the existing EUR 375 mn facility until 2012 and increases the flexibility under the financial covenants.
- February 2010: The OMV Group issues a EMTN EUR 500 mn bond with a maturity of 10 years.
- April 2010: The OMV Group refinances a EUR 1.5 bn syndicated revolving credit facility.

Through the above transactions the OMV Group has established itself in the international debt capital markets and has demonstrated that even under the most difficult market conditions it is seen as a stable investment.

Background information:

With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 9 bn, OMV Group is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV Group is the largest energy Group in Central and Southeastern Europe. As of year-end 2009, OMV Group had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV Group is active in 17 countries in six core regions. OMV Group sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV Group's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV Group held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV Group further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–March 2010** on May 7, 2010.

OMV Aktiengesellschaft

OMV Investor News

April 24, 2010

OMV and Gazprom sign Cooperation Agreement on the Austrian section of South Stream

- **OMV and Gazprom are looking to work together to construct the Austrian section of the South Stream gas pipeline between the Austrian-Hungarian border and Baumgarten**
- **Feasibility study scheduled to be completed by the end of 2010**
- **South Stream together with Nabucco will further strengthen Baumgarten's position as a natural gas turntable and increase the security of Europe's supply**

OMV and Gazprom today signed a Cooperation Agreement to construct the Austrian section of the South Stream gas pipeline between the Austrian-Hungarian border and the Baumgarten natural gas distribution node. At the same time, the Austrian Federal Minister Reinhold Mitterlehner and the Minister of Energy of the Russian Federation Sergey Shmatko signed an agreement on cooperation between the two nations in the construction and operation of this gas pipeline on Austrian territory.

The South Stream gas pipeline is to run from the eastern Black Sea coast in Russia across the Black Sea to Bulgaria. From there one route option is assumed to pass through Serbia and Hungary to Austria, where it will flow into the Baumgarten natural gas distribution node. Other routes are to run from Hungary to Slovenia and on to Italy, and from Bulgaria through Greece and also on to Italy. Thanks to the resultant diversification of supply routes, the South Stream gas pipeline will make a major contribution to the security of Europe's natural gas supply.

The feasibility study for the Austrian subsection of South Stream is scheduled to be completed by the end of 2010. The precise route will be determined and the costs of the project evaluated. The final investment decision is set to be taken within 18 months, with the pipeline currently due to become operational at the end of 2015.

"The planned South Stream and Nabucco gas pipelines will further increase the significance of OMV's Baumgarten distribution node as a key European natural gas turntable and boost the security of Europe's supply. As for the Central European Gas Hub, already one of the most important gas trading platforms in continental Europe, this additional liquidity at its main trading point will also provide strong momentum and clear support as it seeks to become the leading gas hub in continental Europe," says Werner Auli, Member of OMV's Executive Board responsible for Gas and Power.

Alongside the agreement between OMV Gas & Power and Gazprom, the Austrian Federal Minister Reinhold Mitterlehner and Minister of Energy of the Russian Federation Sergey Shamtko today signed an agreement on cooperation between Austria and Russia in the construction and operation of the Austrian section of South Stream. This agreement gives the project the necessary political backing and the required legal certainty, thereby making it easier to obtain financing for the project from the private sector.

Background information:

OMV Gas & Power

OMV Gas & Power is OMV's central company for the Gas and Power business and comprises the three business units Gas Supply, Marketing and Trading as well as Gas Logistics and Power. The sustainable growth strategy of the business segment focuses on four main objectives: optimising and enlarging OMV's natural gas portfolio, expanding the logistics business, further strengthening the gas trading and distribution activities as well as extending the value chain by embarking on the power business. This way all processes along the gas value chain – from exploration and production, transport, storage and marketing to power generation in gas power plants – are integrated into the Group.

In the business unit Gas Supply, Marketing and Trading in 2009 OMV Gas & Power and EconGas sold 8.5 bcm, Petrom Gas sold 4.6 bcm gas. With an exchanged gas volume of 23 bcm in 2009, and the expansion of the service portfolio by gas exchange activities, the Central European Gas Hub developed into one of the most important gas hubs in Continental Europe. In the business unit Gas Logistics the total transportation volume sold in 2009 was 75.3 bcm. In addition to supplying gas for Austria, the OMV gas pipeline system carries gas to Germany, Italy, France, Slovenia, Croatia and Hungary. Not the least by the leading role in the Nabucco gas pipeline project, the security of supply with natural gas should be further strengthened.

OMV Aktiengesellschaft

With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 9 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV is the largest energy Group in Central and Southeastern Europe. As of year-end 2009, OMV had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Press
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Internet Homepage: www.omv.com

Next result announcement **January – March 2010** on May 7, 2010.


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